UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. (the “Company”) on November 19, 2024: EuroDry Ltd. Reports Results for the Nine-Month Period and Quarter Ended September 30, 2024.

This Report on Form 6-K (which includes Exhibit 1), except for the paragraph in Exhibit 1 beginning with “Aristides Pittas, Chairman and CEO of EuroDry commented:” and the succeeding two paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-273254) filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 14, 2023 and the Company’s Registration Statement on Form F-3 (File No. 333-273258) filed with the Commission on July 14, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: November 19, 2024	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

         Exhibit 1

EuroDry Ltd.

Reports Results for the Nine-Month Period and Quarter Ended September 30, 2024

Maroussi, Athens, Greece – November 19, 2024– EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today its results for the three and nine-month periods ended September 30, 2024.

Third Quarter 2024 Highlights:

•

Total net revenues for the quarter of $14.7 million.

•

Net loss attributable to controlling shareholders, of $4.2 million or $1.53 loss per share basic and diluted, respectively.

•

Adjusted net loss1 attributable to controlling shareholders for the quarter of $3.9 million or $1.42 loss per share basic and diluted, respectively.

•

Adjusted EBITDA1 for the quarter was $0.5 million.

•

An average of 13.0 vessels were owned and operated during the third quarter of 2024 earning an average time charter equivalent rate of $13,105 per day.

•

To date, about $5.0 million has been used to repurchase 314,337 shares of the Company, under our share repurchase plan of up to $10 million, announced in August 2022.

Recent developments:

•

The Company refinanced two of its loans involving four of its vessels drawing approximately an incremental $16 million thus increasing its cash reserves, extending maturities to 2029 and 2030, respectively, and decreasing interest cost margin.

Nine Months 2024 Highlights:

•

Total net revenues of $46.6 million.

•

Net loss attributable to controlling shareholders was $6.4 million or $2.34 loss per share basic and diluted.

•

Adjusted net loss1 attributable to controlling shareholders for the period was $7.5 million or $2.77 adjusted loss per share basic and diluted1, respectively, before unrealized gain on derivatives.

•

Adjusted EBITDA1 was $7.6 million.

•

An average of 13.0 vessels were owned and operated during the first nine months of 2024 earning an average time charter equivalent rate of $13,339 per day.

1Adjusted EBITDA, Adjusted net loss attributable to controlling shareholders and Adjusted loss per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for EuroDry’s financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Aristides Pittas, Chairman and CEO of EuroDry commented: “During the third quarter of 2024, the average earnings for Kamsarmax/Panamax and Ultramax vessels declined, with these declines continuing through October and early November. Although fleet growth during 2024 has been modest by recent historical standards, demand for vessels has weakened, especially, during the second half of the year due partly to the reversal of certain short-term factors like Panama Canal throughput constraints but more importantly due to weak demand from China. China’s economic growth and the resulting demand for drybulk trade is one of the key factors affecting the drybulk market and one of the main challenges the latter faces. The recent announcement of additional stimulus by China could change the near- and medium-term prospects of the Chinese economy but its final effect remains to be seen. Still, the biggest source of optimism in the market comes from the supply side, which is expected to grow very modestly over the next couple of years.

“In the third quarter of 2024, we exploited the weakness of the market during the summer to early drydock two of our ships to improve their commercial prospects. In addition, two more of our vessels underwent their scheduled drydock. Consequently, our quarterly results were influenced by both the weakness of the market and the cost of the drydockings and related offhire days. With those drydockings completed, our fleet is better positioned to benefit from potential market increases in 2025.

“At the same time, we continue exploring investment opportunities in secondhand or newbuilding projects, especially, as recent market declines resulted in lower vessel values. In this context, we also increased our “firepower” through loan refinancings securing about $16 million in extra liquidity. As always, our focus remains to identify and undertake accretive investment opportunities to generate returns for our shareholders.”

Tasos Aslidis, Chief Financial Officer of EuroDry commented: “Comparing our results for the third quarter of 2024 with the same period of 2023, our net revenues increased by about $4.7 million, due to the increased number of vessels as compared to the third quarter of 2023.  The time charter equivalent rates for the period were higher by 8% on average compared to the time charter equivalent rates our vessels earned in the third quarter of 2023. Operating expenses, including management fees, increased from $6,003 per vessel per day in the third quarter of 2023 to $6,147 in the third quarter of 2024, while General and Administrative expenses averaged $704 per vessel per day during the third quarter of 2024 as compared to $677 per vessel per day for the same quarter of last year partly due to higher (non-cash) cost of the Company’s stock incentive plan and certain administrative expenses for the entities owning the M/V Christos K and M/V Maria represented by NRP Project Finance AS (“NRP investors”) (the “Partnership”).

“Adjusted EBITDA during the third quarter of 2024 was $0.5 million compared to $3.1 million achieved for the third quarter of last year. As of September 30, 2024, our outstanding debt (excluding the unamortized loan fees) was $94.6 million while unrestricted and restricted cash was $7.6 million. As of the same date, our scheduled debt repayments including balloon payments over the next 12 months amounted to about $11.1 million (excluding the unamortized loan fees) and all our loan covenants are satisfied.”

Third Quarter 2024 Results:

For the third quarter of 2024, the Company reported total net revenues of $14.7 million representing a 47.0% increase over total net revenues of $10.0 million during the third quarter of 2023, which was primarily the result of the increased average number of vessels operating in the third quarter of 2024 compared to the corresponding period of 2023 and the increased charter rates earned. On average, 13.0 vessels were owned and operated during the third quarter of 2024 earning an average time charter equivalent rate of $13,105 per day compared to 10.0 vessels in the same period of 2023 earning on average $12,126 per day.

For the third quarter of 2024, voyage expenses, net amounted to $1.5 million and mainly relate to vessels repositioning between charters and expenses during operational off-hire time. For the third quarter of 2023, a gain on bunkers resulted in positive voyage expenses of $0.1 million.

Vessel operating expenses increased to $6.3 million for the third quarter of 2024 from $4.7 million for the third quarter of 2023. The increase is attributable to the increased number of vessels operating in the third quarter of 2024 compared to the corresponding period in 2023.

Depreciation expense for the third quarter of 2024 amounted to $3.5 million, compared to $2.6 million for the same period of 2023. This increase is again due to the higher number of vessels operating in the third quarter of 2024 as compared to the same period of 2023.

General and administrative expenses increased to $0.8 million in the third quarter of 2024, as compared to $0.6 million in the third quarter of 2023. This increase is mainly attributable to the increased cost of our stock incentive plan in the third quarter of 2024 compared to the same period of 2023.

Related party management fees for the period were $1.1 million compared to $0.8 million for the same period of 2023, again due to the increased number of vessels owned and operated in the third quarter of 2024, as well as due to the adjustment for inflation in the daily vessel management fee, effective from January 1, 2024, increasing it from 775 Euros to 810 Euros and the unfavorable movement of the euro/dollar exchange rate.

During the third quarter of 2024, four of our vessels completed their special survey with drydocking for a total cost of $4.5 million. During the third quarter of 2023, one of our vessels completed her special survey with drydocking, for a total cost of $0.8 million.

Interest and other financing costs for the third quarter of 2024 amounted to $2.0 million compared to $1.6 million for the same period of 2023. Interest expense during the third quarter of 2024 was higher mainly due to the increased amount of debt of our loans during the period as compared to the same period of last year.

For the three months ended September 30, 2024, the Company recognized a $0.3 million unrealized loss and a $0.05 million realized gain on one interest rate swap contract. For the three months ended September 30, 2023, the Company recognized a $0.14 million unrealized gain and a $0.05 million realized gain on one interest rate swap contract. Interest income for the third quarter of 2024 amounted to $0.02 million compared to $0.4 million interest income for the same period of 2023. The decrease in interest income is attributable to lower cash balances maintained during the third quarter of 2024 compared to the corresponding period in 2023.

The Company reported net loss for the period of $5.2 million and a net loss attributable to controlling shareholders of $4.2 million, as compared to a net loss and a net loss attributable to controlling shareholders of $0.5 million for the same period of 2023. The net loss attributable to the non-controlling interest of $1.0 million in the third quarter of 2024 represents the loss attributable to the 39% ownership of the Partnership.

Adjusted EBITDA for the third quarter of 2024 was $0.5 million compared to $3.1 million achieved during the third quarter of 2023.

Basic and diluted loss per share attributable to the Company for the third quarter of 2024 was $1.53 calculated on 2,729,603 basic and diluted weighted average number of shares outstanding, compared to loss per share of $0.19 calculated on 2,758,013 basic and diluted weighted average number of shares outstanding for the third quarter of 2023.

Excluding the effect on the loss attributable to controlling shareholders for the quarter of the unrealized loss on derivatives, the adjusted loss for the quarter ended September 30, 2024 would have been $1.42 per share basic and diluted, compared to adjusted loss of $0.24 per share basic and diluted, respectively for the quarter ended September 30, 2023. Usually, security analysts do not include the above item in their published estimates of earnings per share.

First Nine Months 2024 Results:

For the first nine months of 2024, the Company reported total net revenues of $46.6 million representing a 47.0% increase over total net revenues of $31.7 million during the first nine months of 2023, which was mainly the result of the increased number of vessels operated during the nine-month period of 2024 compared to the same period of 2023 and the increased charter rates earned. On average, 13.0 vessels were owned and operated during the first nine months of 2024 earning an average time charter equivalent rate of $13,339 per day compared to 10.0 vessels in the same period of 2023 earning on average $11,644 per day.

For the nine months of 2024, voyage expenses, net, were $5.2 million and relate to vessels repositioning between charters and expenses during operational off-hire time. For the nine months of 2023 voyage expenses, net, were $3.4 million and mainly relate to expenses incurred by one of our vessels while employed under a voyage charter and expenses during the detention of one of our vessels in Corpus Christi.

Vessel operating expenses were $19.1 million for the nine months of 2024 as compared to $14.8 million for the same period of 2023. The increase is mainly attributable to the increased number of vessels operating in the first nine months of 2024 compared to the corresponding period of 2023.

Depreciation expense for the first nine months of 2024 was $10.4 million compared to $7.7 million during the same period of 2023, mainly due to the higher number of vessels operating in the same period.

Related party management fees for the first nine months of 2024 were increased to $3.2 million from $2.3 million for the same period of 2023 as a result of an adjustment for inflation in the daily vessel management fee, effective from January 1, 2024, increasing the daily vessel management fee from 775 Euros to 810 Euros and the increased number of vessels operating partly offset by the favorable movement of the euro/dollar exchange rate during the period.

General and administrative expenses increased to $2.4 million during the first nine months of 2024 as compared to $2.2 million in the same period of last year. This increase is mainly attributable to the increased cost of our stock incentive plan.

Finally, during the nine-month period of 2023, we recorded a provision of $0.5 million for anticipated costs related to the detention of one of our vessels in Corpus Christi presented as other operating loss.

In the first nine months of 2024, seven of our vessels completed their special survey with drydocking for a total cost of $8.2 million. During the same period of 2023, three of our vessels completed their special survey with drydocking for a total cost of $2.9 million.

Interest and other financing costs for the first nine months of 2024 amounted to $6.0 million compared to $4.4 million for the same period of 2023. This increase is mainly due to the increased amount of debt in the current period as well as the increase in the benchmark rates of our loans compared to the same period of 2023.

For the nine months ended September 30, 2024, the Company recognized a $0.1 million unrealized loss and a $0.2 million realized gain on one interest rate swap as well as a $1.3 million unrealized gain and $1.0 million realized loss on FFA contracts. For the nine months ended September 30, 2023, the Company recognized a $1.6 million unrealized loss and a $1.9 million realized gain on four interest rate swaps, three of which were terminated early in the first quarter of 2023, as well as a $2.5 million realized gain on FFA contracts.

Interest income for the first nine months of 2024 amounted to $0.1 million compared to $0.7 million interest income for the same period of 2023. The decrease of interest income is attributable to lower cash balances maintained during the first nine months of 2024 compared to the corresponding period in 2023.

The Company reported net loss for the period of $7.4 million and a net loss attributable to controlling shareholders of $6.4 million, as compared to net loss and net loss attributable to controlling shareholders of $3.3 million, for the first nine months of 2023. The net loss attributable to the non-controlling interest of $1.0 million in the first nine months of 2024 represents the loss attributable to the 39% ownership of the entities owning the M/V Christos K and M/V Maria represented by NRP Project Finance AS (“NRP investors”) (the “Partnership”).

Adjusted EBITDA for the first nine months of 2024 was $7.6 million compared to $8.0 million achieved during the first nine months of 2023.

Basic and diluted loss per share attributable to the Company for the first nine months of 2024 was $2.34, calculated on 2,724,521 basic and diluted weighted average number of shares outstanding compared to loss per share of $1.17, calculated on 2,773,916 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the net loss attributable to controlling shareholders for the first nine months of the year of the unrealized (gain) / loss on derivatives, the adjusted loss for the nine-month period ended September 30, 2024, would have been $2.77 per share basic and diluted, compared to adjusted loss of $0.57 per share basic and diluted, respectively, for the nine-month period ended September 30, 2023. As previously mentioned, usually, security analysts do not include the above item in their published estimates of earnings per share.

Fleet Profile:

The EuroDry Ltd. fleet profile is as follows:

Name	Type	Dwt	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
EKATERINI	Kamsarmax	82,000	2018	TC until Mar-25	Hire 105.5% of the Average Baltic Kamsarmax P5TC index (**)
XENIA	Kamsarmax	82,000	2016	TC until Apr-25	Hire 108% of the Average Baltic Kamsarmax P5TC index(**)
ALEXANDROS P.	Ultramax	63,500	2017	TC until Dec-24	$8,700
CHRISTOS K***	Ultramax	63,197	2015	TC until Dec-24	$15,000 plus a GBB(****) of $150,000
YANNIS PITTAS	Ultramax	63,177	2014	TC until Dec-24	$15,000
MARIA***	Ultramax	63,153	2015	TC until Dec-24	$17,750
GOOD HEART	Ultramax	62,996	2014	TC until Jan-25	$18,100
MOLYVOS LUCK	Supramax	57,924	2014	TC until Dec-24	$15,500 plus a GBB(****) of $155,000
EIRINI P	Panamax	76,466	2004	TC until Dec-24	$10,500
SANTA CRUZ	Panamax	76,440	2005	TC until Nov-24	$11,125
STARLIGHT	Panamax	75,845	2004	TC until Dec-24	$11,400
TASOS	Panamax	75,100	2000	TC until Dec-24	$10,800
BLESSED LUCK	Panamax	76,704	2004	TC until Nov-24	$14,750 plus a GBB(****) of $475,000
Total Dry Bulk Vessels	13	918,502

Note:

(*)

Represents the earliest redelivery date

(**)

The average Baltic Kamsarmax P5TC Index is an index based on five Panamax time charter routes.

(***)

The entity owning the vessel is 61% owned by EuroDry Ltd. and 39% by NRP Investors.

(****)

Gross Ballast Bonus.

Summary Fleet Data:

	3 months, ended September 30, 2023	3 months, ended September 30, 2024	9 months, ended September 30, 2023	9 months, ended September 30, 2024
FLEET DATA
Average number of vessels (1)	10.0	13.0	10.0	13.0
Calendar days for fleet (2)	920.0	1,196.0	2,730.0	3,562.0
Scheduled off-hire days incl. laid-up (3)	23.9	105.9	69.7	196.9
Available days for fleet (4) = (2) - (3)	896.1	1,090.1	2,660.3	3,365.1
Commercial off-hire days (5)	5.4	-	22.8	4.5
Operational off-hire days (6)	4.5	16.1	50.5	44.9
Voyage days for fleet (7) = (4) - (5) - (6)	886.2	1,074.0	2,587.0	3,315.7
Fleet utilization (8) = (7) / (4)	98.9%	98.5%	97.2%	98.5%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	99.4%	100.0%	99.1%	99.9%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.5%	98.5%	98.1%	98.7%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	12,126	13,105	11,644	13,339
Vessel operating expenses excl. drydocking expenses (12)	6,003	6,147	6,282	6,242
General and administrative expenses (13)	677	704	813	685
Total vessel operating expenses (14)	6,680	6,851	7,095	6,927
Drydocking expenses (15)	890	3,776	1,077	2,301

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

 (2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned by us including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

 (3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

 (4) Available days. We define available days as the total number of Calendar days in a period net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

 (5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

 (6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) We calculate daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expenses are calculated by us by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. We compute TVOE as the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Daily drydocking expenses are calculated by us by dividing drydocking expenses by the fleet calendar days for the relevant period. Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Today, November 19, 2024 at 10:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “EuroDry” to the operator and/or conference ID 13750229. Click here for additional participant International Toll -Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Audio webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the EuroDry website (www.eurodry.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. A slide presentation on the Third Quarter 2024 results in PDF format will also be available 10 minutes prior to the conference call and webcast accessible on the company's website (www.eurodry.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended September 30,	Three Months Ended September 30,	Nine Months Ended September 30,	Nine Months Ended September 30,
	2023	2024	2023	2024
	(unaudited)		(unaudited)
Revenues
Time charter revenue	10,665,929	15,574,434	30,955,102	49,393,224
Voyage charter revenue	-	-	2,609,775	-
Commissions	(657,175)	(860,189)	(1,871,737)	(2,816,503)
Net revenues	10,008,754	14,714,245	31,693,140	46,576,721

Operating expenses
Voyage expenses, net	(80,185)	1,500,201	3,442,100	5,164,605
Vessel operating expenses	4,734,265	6,284,099	14,820,551	19,077,803
Drydocking expenses	819,246	4,515,874	2,939,081	8,194,782
Vessel depreciation	2,619,171	3,464,975	7,730,460	10,363,906
Related party management fees	788,110	1,067,742	2,329,465	3,154,424
General and administrative expenses	622,767	841,997	2,219,882	2,439,245
Other operating loss	-	-	500,000	-
Total Operating expenses	(9,503,374)	(17,674,888)	(33,981,539)	(48,394,765)

Operating income / (loss)	505,380	(2,960,643)	(2,288,399)	(1,818,044)

Other income / (expenses)
Interest and other financing costs	(1,589,023)	(1,955,868)	(4,448,230)	(6,046,611)
Gain / (loss) on derivatives, net	188,252	(248,277)	2,753,502	385,329
Foreign exchange gain / (loss)	1,248	(30,180)	(7,065)	(20,111)
Interest income	362,106	16,166	733,582	77,717
Other expenses, net	(1,037,417)	(2,218,159)	(968,211)	(5,603,676)
Net loss	(532,037)	(5,178,802)	(3,256,610)	(7,421,720)
Net loss attributable to non-controlling interest	-	999,403	-	1,049,482
Net loss attributable to controlling shareholders	(532,037)	(4,179,399)	(3,256,610)	(6,372,238)
Loss per share, basic and diluted	(0.19)	(1.53)	(1.17)	(2.34)
Weighted average number of shares, basic and diluted	2,758,013	2,729,603	2,773,916	2,724,521

EuroDry Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2023	September 30, 2024

ASSETS
Current Assets:
Cash and cash equivalents	8,002,024	2,649,201
Trade accounts receivable, net	6,740,606	7,907,382
Other receivables	2,127,266	2,454,389
Inventories	4,117,663	1,874,056
Restricted cash	2,797,569	1,339,916
Derivatives	196,627	117,808
Prepaid expenses	243,380	361,244
Total current assets	24,225,135	16,703,996

Fixed assets:
Vessels, net	203,528,116	194,421,390
Long-term assets:
Restricted cash	3,300,000	3,590,000
Total assets	231,053,251	214,715,386

LIABILITIES, AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term bank loans, current portion	17,804,553	10,922,608
Trade accounts payable	3,146,931	5,437,105
Accrued expenses	2,320,606	2,263,086
Deferred revenue	346,838	575,527
Due to related companies	577,542	729,211
Derivatives	1,287,720	-
Total current liabilities	25,484,190	19,927,537

Long-term liabilities:
Long term bank loans, net of current portion	86,123,063	82,998,576
Derivatives	17,769	50,671
Total long-term liabilities	86,140,832	83,049,247
Total liabilities	111,625,022	102,976,784

Shareholders' equity:
Common stock (par value $0.01, 200,000,000 shares authorized, 2,832,417 and 2,787,953 issued and outstanding, respectively)	28,324	27,879
Additional paid-in capital	68,069,724	67,802,262
Retained earnings	41,564,249	35,192,011
Total shareholders' equity attributable to EuroDry Ltd. shareholders	109,662,297	103,022,152
Non-controlling interest	9,765,932	8,716,450
Total shareholders’ equity	119,428,229	111,738,602
Total liabilities and shareholders' equity	231,053,251	214,715,386

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2024
	2023	2024

Cash flows from operating activities:
Net loss	(3,256,610)	(7,421,720)
Adjustments to reconcile net loss to net cash provided by operating activities:
Vessel depreciation	7,730,460	10,363,906
Amortization and write off of deferred charges	146,754	191,069
Share-based compensation	619,624	706,162
Unrealized loss / (gain) on derivatives	1,664,409	(1,175,999)
Bad debt expense	134,294	-
Changes in operating assets and liabilities	5,321,305	3,089,806
Net cash provided by operating activities	12,360,236	5,753,224

Cash flows from investing activities:
Cash paid for vessel acquisitions and capitalized expenses	(6,639,561)	(1,102,130)
Cash paid for vessel sale expenses	(15,274)	-
Net cash used in investing activities	(6,654,835)	(1,102,130)

Cash flows from financing activities:
Cash paid for share repurchase	(1,782,084)	(974,070)
Loan arrangement fees paid	(126,000)	-
Proceeds from long term bank loans	14,000,000	-
Repayment of long term bank loans	(20,895,000)	(10,197,500)
Net cash used in financing activities	(8,803,084)	(11,171,570)

Net decrease in cash, cash equivalents and restricted cash	(3,097,683)	(6,520,476)
Cash, cash equivalents and restricted cash at beginning of period	37,123,013	14,099,593
Cash, cash equivalents and restricted cash at end of period	34,025,330	7,579,117

           Cash breakdown

Cash and cash equivalents	31,203,003	2,649,201
Restricted cash, current	637,327	1,339,916
Restricted cash, long term	2,185,000	3,590,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	34,025,330	7,579,117

EuroDry Ltd.

Reconciliation of Net loss to Adjusted EBITDA

(All amounts expressed in U.S. Dollars)

	Three Months Ended September 30, 2023	Three Months Ended September 30, 2024	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2024
Net loss	(532,037)	(5,178,802)	(3,256,610)	(7,421,720)
Interest and other financing costs, net (incl. interest income)	1,226,917	1,939,702	3,714,648	5,968,894
Vessel depreciation	2,619,171	3,464,975	7,730,460	10,363,906
Unrealized loss / (gain) on Forward Freight Agreement derivatives	-	-	40,830	(1,287,720)
(Gain) / loss on interest rate swap derivatives	(188,252)	248,277	(265,172)	(52,426)
Adjusted EBITDA	3,125,799	474,152	7,964,156	7,570,934

Adjusted EBITDA Reconciliation:

EuroDry Ltd. considers Adjusted EBITDA to represent net loss before interest and other financing costs, income taxes, depreciation, unrealized loss / (gain) on Forward Freight Agreement derivatives (“FFAs”) and (gain)/loss on interest rate swap derivatives.  Adjusted EBITDA does not represent and should not be considered as an alternative to net loss, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, unrealized  loss / (gain) on FFAs, (gain)/loss on interest rate swap derivatives, and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

EuroDry Ltd.

Reconciliation of Net loss attributable to controlling shareholders to Adjusted net loss attributable to controlling shareholders

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended September 30, 2023	Three Months Ended September 30, 2024	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2024
Net loss attributable to controlling shareholders	(532,037)	(4,179,399)	(3,256,610)	(6,372,238)
Unrealized (gain) / loss on derivatives	(142,867)	303,017	1,664,409	(1,175,999)
Adjusted net loss attributable to controlling shareholders	(674,904)	(3,876,382)	(1,592,201)	(7,548,237)
Adjusted earnings loss per share, basic and diluted	(0.24)	(1.42)	(0.57)	(2.77)
Weighted average number of shares, basic and diluted	2,758,013	2,729,603	2,773,916	2,724,521

Adjusted net loss attributable to controlling shareholders and Adjusted loss per share Reconciliation:

EuroDry Ltd. considers Adjusted net loss attributable to controlling shareholders to represent net loss before unrealized (gain) / loss on derivatives, which includes FFAs and interest rate swaps. Adjusted net loss attributable to controlling shareholders and Adjusted loss per share are included herein because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized (gain) / loss on derivatives, which may significantly affect results of operations between periods. Adjusted net loss attributable to controlling shareholders and Adjusted loss per share do not represent and should not be considered as an alternative to net loss attributable to controlling shareholders or loss per share, as determined by GAAP. The Company's definition of Adjusted net loss attributable to controlling shareholders and Adjusted loss per share may not be the same as that used by other companies in the shipping or other industries. Adjusted net loss attributable to controlling shareholders and Adjusted loss per share are not adjusted for all non-cash income and expense items that are reflected in our statement of cash flows.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters and under pool agreements.

The Company has a fleet of 13 vessels, including 5 Panamax drybulk carriers, 5 Ultramax drybulk carriers, 2 Kamsarmax drybulk carriers and 1 Supramax drybulk carrier. EuroDry’s 13 drybulk carriers have a total cargo capacity of 918,502 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY10169 Tel. (212) 661-7566 E-mail: eurodry@capitallink.com